SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	September 21, 2006 at 7.00 GMT

.	Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso initiates dialogue in Russia – only legal wood is acceptable

HELSINKI, Finland – Stora Enso (NYSE:SEO) actively works to combat illegal logging wherever the Group operates and does not accept wood that is harvested in violation of national or state laws. For Stora Enso, traceability systems verifying the origin of wood are the most important tools to combat illegal logging, and they cover all wood used by the Group. Stora Enso Wood Supply Russia also has FSC controlled wood certification in place to secure that all wood is legally harvested.

Greenpeace publicized that Karelian authorities are issuing logging licences without Environmental Impact Assessments (EIAs) as required by Russian federal law for forest management plans. It has been alleged that this wood is purchased by Finnish forest companies including Stora Enso.

Stora Enso only purchases wood from legal sources. All Stora Enso logging subsidiaries in Russia have EIAs in place for their leaseholdings with the exception of the most recently acquired subsidiary, which is commissioning one.

To help resolve the issue, Stora Enso has initiated a dialogue by asking the Karelian authorities to clearly state their position in this matter and the legal basis for it. Additionally, Stora Enso Wood Supply Russia will meet with Greenpeace Russia to discuss the questions around logging in the Russian Republic of Karelia. Stora Enso is of the opinion that the wood the company buys in Russia is legal. If the conclusion from this dialogue would be that some wood is illegally harvested, Stora Enso will immediately require changes and stop the purchase of such wood.

Stora Enso also supports the commitment of the Finnish Forest Industries Federation and WWF to combat illegal logging and timber trade through both public and private efforts.

For further information, please contact:

Kauko Parviainen, Senior Vice President, Stora Enso Wood Supply Russia,

tel. +7 812 956 3496

Helena Jantunen, Sustainability Manager, Stora Enso Wood Supply Russia,

tel. +358 40 738 3421

Eija Pitkänen, Vice President, Sustainability Communications and CSR,

tel. +358 2046 21348

www.storaenso.com

www.storaenso.com/sustainability

www.storaenso.com/wood

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel